Exhibit 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2013

Prepared as at October 25, 2013

Index

Overview	3
Summary of Results	3
Number of Common Shares	6

Business Environment	6
Risk Factors	6
Forward Looking Statements	9
Business Plan and Strategy	10

Results of Operations	11

Liquidity and Capital Resources	15
Working Capital	15
Key Contractual Obligations	15
Off Balance Sheet Arrangements	15

Transactions with Related Parties	15

Financial and Derivative Instruments	16

Critical Accounting Estimates	16

Evaluation of Disclosure Controls and Procedures	17

Outlook	17
Current Outlook	17

Public Securities Filing	17

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Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the year ended June 30, 2013 should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2013. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

In April 2010, a new majority shareholder took over control of the Company.  The four former directors resigned effective April 5, 2010 and a new Chief Executive Officer was appointed.  The new board of directors and management team intended to continue to review investment opportunities both inside and outside of the film industry.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, Livereel Productions Corporation (“LRPC”), or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party had the right to exercise the option until July 15, 2012.  The Company also had an option in which it could force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.  The option and put option described above expired unexercised.

On October 4, 2010, 100,000 options issued to the Chief Financial Officer were cancelled.

On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60.062 CDN.  In addition, 293,600 previously issued warrants expired on November 30, 2010.

On July 21, 2011, the Company entered into two unsecured loan agreements (1) with its former largest shareholder, Mad Hatter Investments Inc., in the amount of $33,333 and (2) with related entity, 1057111 Ontario Limited (which is owned by the same person who owns Mad Hatter), in the amount of $16,667.  The terms were both the same - loans had a term of approximately 12 months ending July 31, 2012, accrued interest at 10% per annum until maturity, and each were convertible at the option of the holder  into common shares of the Company at $0.10 per share.  These loans and all accrued interest were repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders at the time, in the principal amount of $50,000.  The loan had a term of 18 months ending May 23, 2013 or upon the sale or change of control of the Company, accrued interest at 10% per annum until maturity, and was convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan was secured against the assets of the Company.  This loan and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

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On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference Capital”), an arms-length party at the time, in the aggregate principal amount of $50,000.  The loan has a term of 12 months, accrues interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 (the “Loan”) with Difference Capital.  The loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty. The Company used the proceeds of this loan to pay out all of its existing indebtedness and the balance for working capital purposes.

Following the change of control of the Company, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet.  Jason Meretsky, the Company’s Chief Executive Officer resigned and was replaced by Michael Wekerle.  Steve Wilson, the Company’s Chief Financial Officer resigned and was replaced by Henry Kneis.

On March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

On June 10, 2013, the Company announced the appointment of Jeff Kehoe as a director of the Company following the resignation of Jason Meretsky. The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jeff Kehoe.\\\

The following table sets forth certain consolidated data for the past three years:

Selected consolidated data

Year ended June 30 ($)	2013	2012	2011
Revenue	-	-	-
Net loss for year	(19,685)	(161,139)	(250,554)
Loss per share	$(0.00)	$(0.01)	$(0.01)
Working capital surplus (deficit)	(232,171)	(208,191)	(64,844)
Total assets	4,059	37,217	77,156
Capital stock	7,880,660	7,880,660	7,880,660
Contributed surplus	347,699	347,699	347,699
Equity component of debt	13,497	17,792	-
Accumulated deficit	(8,474,027)	(8,454,342)	(8,293,203)
Shareholders' equity (defecit)	(232,171)	(208,191)	(64,844)

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The following table summarizes financial information for the 4th quarter of fiscal 2013 and the preceding seven quarters:

Quarters ended	June 30, 2013	March 31, 2013	Dec. 31, 2012	Sept. 30, 2012	June 30, 2012	March 31, 2012	Dec. 31, 2011	Sept. 30, 2011

Total Revenue	-	-	-	-	-	-	-	-
Earnings (Loss) from continuing operations	6,466	52,170	(56,073)	(22,248)	(65,034)	(28,269)	(47,776)	(20,060)
Net loss per share - basic and diluted	0.00	0.00	0.00	0.00	$(0.01)	0.00	0.00	0.00

Net income for the quarter ended June 30, 2013 was $6,466 compared to net income of $52,170 for the quarter ended March 31, 2013.  Fluctuations in net income or loss during these periods were primarily attributed to an increase in other income of $108,469 relating to debt forgiveness of $75,929 and the write-off of production advances payable of $32,540, offset by an increase in audit fees of $15,000 relating to the 2013 year-end audit and higher interest expense of approximately $8,000 on the loans from Difference Capital. During the quarter ended March 31, 2013, debt forgiveness of $75,929 was incurred due to the forgiveness of previously recorded fees in connection with the change of control of the Company and the additional debt financing described above.  Consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc., were forgiven as were approximately $15,929 of legal fees owed to an unrelated law firm. The Company also derecognized $32,540 in production advances from two production companies that were made in 2006 as the existence and whereabouts of these companies are unknown. Consulting fees to the former Chief Executive officer and former Chief Financial Officer were also reduced in the quarter by approximately $5,000 and $7,500 respectively as they resigned in conjunction with the change in control of the Company.

During the quarter ended June 30, 2012, losses were increased from the quarter ended March 31, 2012 due primarily to an increase of audit and related fees of $19,000 as the Company accrued its estimated year end audit fees and legal fees of $18,000 associated with general corporate matters.

On a year over year basis, the Company reduced its loss by approximately $141,000.  During fiscal 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc., were forgiven as were approximately $15,929 of legal fees owed to an unrelated law firm. The Company also derecognized $32,540 in production advances from two production companies that were made in 2006 as the existence and whereabouts of these companies are unknown. In addition, consulting fees to the former Chief Executive officer and former Chief Financial Officer were also reduced in the quarter by approximately $5,000 and $7,500 respectively, as they resigned in conjunction with the change in control of the Company.

Comparing the loss in fiscal 2012 to fiscal 2011, the Company reduced its loss by approximately $89,000, but the components of the loss are different.  Consulting fees decreased by approximately $112,500 as the controlling shareholder took no consulting fees in fiscal 2012 compared to $120,000 in fiscal 2011.  This decrease was partially offset by higher fees being paid to the CFO by $7,500 as the Company transitioned its reporting to IFRS, and fees increased accordingly.  Interest expense and accretion on debt increased by approximately $16,000 in fiscal 2012 as the Company entered into two financing arrangements in fiscal 2012 for the principal amount of $100,000 and the Company needed to account for earned interest and the accounting for the debt and equity portion of the notes accordingly.  This increase was offset by a reduction of approximately $8,000 in foreign exchange losses as the Company had much less cash on hand in US dollars than in 2011, and hence, foreign exchange exposure was reduced.

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Number of Common Shares

There are 23,521,744 common shares issued and outstanding as of June 30, 2013 and October 25, 2013, being the date of this report.  There are no options or warrants outstanding as of June 30, 2013 and October 25, 2013, the date of this report

A total of 18,767,200 shares issued are subject to resale restrictions under U.S securities laws.

Business Environment

Risk factors

The following is a brief discussion of those distinctive or special characteristics of our operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

Since March 1997, when it was incorporated in Ontario, Canada by amalgamating with two other Ontario entities, the Company has no significant revenues or earnings from operations since its incorporation. While one of the film properties acquired by the Company in fiscal 2005 and the film that was financed in fiscal 2007 have now been developed into feature films for which the Company holds certain distribution rights, it is not clear whether this will generate any revenue for the Company. The Company has operated at a loss to date and in all likelihood will continue to sustain operating losses in the foreseeable future. There is no assurance that the Company will ever be profitable.

INVESTMENT STRATEGY

The controlling shareholder of the Company changed in March 2013 and a new Board of Directors were appointed.  The Company has focused its efforts on identifying for purchase other active business interests, both within and outside of the film industry.  The Company has not yet identified or selected any additional specific investment opportunity or business.   Accordingly, there is no current basis for the reader to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

UNCERTAINTY REGARDING AUDIENCE ACCEPTANCE OF PROGRAMS

The television and motion picture industries have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture or television program as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond the Company’s control. A lack of audience acceptance for any of the films licensed, co-produced or distributed by the Company could have an adverse effect on its businesses, results of operations, prospects and financial condition.

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UNAUTHORIZED OR PIRATED USE MAY ADVERSELY AFFECT REVENUE

Technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicensed broadcasts on free TV. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download pirated motion pictures rather than pay for legitimate motion pictures or to purchase pirated DVD’s of motion pictures or of boxed sets of television series from unauthorized vendors.

CHANGES IN REGULATIONS AND INCENTIVES MAY ADVERSELY AFFECT THE BUSINESS OF THE COMPANY

The Company plans to co-produce with or license its scripts and other intellectual properties to other entities which are expected to rely heavily on grants and labor rebates available for Canadian contents under the current regulations of federal and provincial governments of Canada.

Any significant changes in these regulations that result in reduced grants and rebates or elimination thereof may significantly affect the Company’s ability to produce and or license its scripts and in turn its ability to generate revenue.

THE COMPANY MAY NOT BE ABLE TO ACHIEVE AND MAINTAIN ITS COMPETITIVE POSITION

The entertainment industry is highly capital intensive and is characterized by intense and substantial competition. A number of the Company's competitors are well established, substantially larger and have substantially greater market recognition, greater resources and broader distribution capabilities than the Company. New competitors are continually emerging. Increased competition by existing and future competitors could materially and adversely affect the Company's ability to implement its business plan profitably. The lack of availability of unique quality content could adversely affect its business.

THE COMPANY'S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF ITS COMMON SHARES

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

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MARKET PRICE FOR THE COMPANY'S COMMON SHARES HAS BEEN VOLATILE IN THE PAST AND MAY DECLINE IN THE FUTURE

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-cap companies like ours, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Our shares may continue to experience significant market price and volume fluctuations in the future in response to factors, which are beyond our control.

THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY.

The Company continues to review different investment opportunities both inside and outside of the film industry

If the Company is unable to achieve revenue or obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

DIVIDENDS

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

DILUTION

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants options to purchase the Company's Common Shares as non-cash incentives to those people. Such options may be granted at exercise prices equal to market prices at time when the public market is depressed or at exercise prices which may be substantially lower than the market prices. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and therefore is not able to adequately cover its operating costs. The Company will most likely be required to issue additional securities to finance its operations and may also issue substantial additional securities to finance the development of any or all of its projects. These actions will cause further dilution of the interests of the existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2013, the Company had 23,521,744 shares of common stock outstanding of which approximately 18,767,200 are restricted securities under Rule 144 promulgated under the Securities Act.

Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the US Securities Act could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

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YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY CANADIAN LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES UNDER U.S. LAW

The Company is incorporated under Canadian law. The rights and responsibilities of holders of our shares are governed by our Articles and By-Laws and by Canadian law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.

CHANGING REGULATIONS OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE CAN CAUSE ADDITIONAL EXPENSES AND FAILURE TO COMPLY MAY ADVERSELY AFFECT OUR REPUTATION AND THE VALUE OF OUR SECURITIES

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company is committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect its reputation and the value of its securities.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

·	our lack of substantial operating history;
·	the success of the film projects in which we have interests;
·	the impact of competition;
·	the enforceability of legal rights;
·	the volatility of the entertainment industry.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management discussion and analysis for the fiscal 2012 year, a copy of which has been filed on EDGAR and SEDAR. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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Business Plan and Strategy

The Company’s business plan continued to evolve in fiscal 2013.  During most of fiscal 2007 and 2008, management focused on the financing and distribution of feature films.

However, in fiscal 2007, management also received board of director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

During fiscal 2009, the Company did deploy a portion of its excess cash by investing in exchange traded securities.  It did have some success in the third quarter of fiscal 2009, but then incurred significant losses in the fourth quarter of fiscal 2009.  As a result, the Company did not continue this practice in the fiscal 2010.

In April 2010, the controlling shareholder of the business changed and a new board of directors and management team were appointed.  The new management team continued to pursue investment opportunities both inside and outside of the film industry.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party had the right to exercise the option until July 15, 2012.  The Company also had an option in which it could force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.  The option and put option described above expired unexercised.

On July 21, 2011, the Company entered into two unsecured loan agreements (1) with its former largest shareholder, Mad Hatter Investments Inc., in the amount of $33,333 and (2) with a related entity, 1057111 Ontario Limited (which is owned by the same person who owns Mad Hatter), in the amount of $16,667.  The terms were both the same - loans had a term of approximately 12 months ending July 31, 2012, accrued interest at 10% per annum until maturity, and each were convertible at the option of the holder  into common shares of the Company at $0.10 per share.  These notes and all accrued interest were repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders at the time, in the principal amount of $50,000.  The loan had a term of 18 months ending May 23, 2013 or upon the sale or change of control of the Company, accrued interest at 10% per annum until maturity, and was convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan was secured against the assets of the Company.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

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On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital, an arms-length party at the time, in the aggregate principal amount of $50,000.  The loan has a term of 12 months maturing December 19, 2013, bears interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 with Difference Capital.  The Loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.

The Company used the proceeds of the loan to pay out all of its existing indebtedness and the balance for working capital purposes.

Following the change in control of the Company, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet.  Mr. Jason Meretsky resigned as Chief Executive Officer and was replaced by Michael Wekerle.  Steve Wilson, the Corporation’s Chief Financial Officer resigned and was replaced by Henry Kneis.

On March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

On June 10, 2013, the Company announced the appointment of Jeff Kehoe as a director of the Company following the resignation of Jason Meretsky. The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jeff Kehoe.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

Results of Operations

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2013	2012	2011
Revenue	$-	$-	$-
Expenses	$(128,154)	$(161,139)	$(250,554)
Debt forgiveness	$75,929	$-	$-
Write-down of production advances	$32,540	-	-
Net loss for the year	$(19,685)	$(161,139)	$(250,554)
Accumulated deficit	$(8,474,027)	$(8,454,342)	$(8,293,203)

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Overview

The following were the key events in the year ended June 30, 2013:

(a)
On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

(b)
On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference Capital”), an arms-length party, in the aggregate principal amount of $50,000.  The loan has a term of 12 months, accrues interest at 12% per annum until maturity, and may be prepaid at any time without notice or penalty.

(c)
On March 22, 2013, the Company entered into an additional unsecured loan agreement in the principal amount of $150,000 with Difference Capital.  The Loan has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.

The Company used the proceeds of the loan to pay out all of its existing indebtedness and the balance for working capital purposes.

The following were the key events in the year ended June 30, 2012:

(a)
On July 21, 2011, the Company entered into two unsecured loan agreements (1) with its largest shareholder, Mad Hatter Investments Inc. in the amount of $33,333 and (2) with a related entity, 1057111 Ontario Limited, (which is owned by the same person who owns Mad Hatter) in the amount of $16,667.  The terms are both the same - loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

(b)
On November 15, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.  This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

The following were the key events in the year ended June 30, 2011:

(a)	The Company cancelled 100,000 options issued to the Chief Financial Officer on October 4, 2010.

(b)	On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN. In addition, 293,600 previously issued warrants expired on November 30, 2010.

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Income

The Company’s primary source of income historically has been earning interest income on excess cash balances.  Cash balances were too low in the year ended June 30, 2013, 2012 and 2011 to earn any such income.

Other Income

During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc., were forgiven as were approximately $15,929 of legal fees owed to an unrelated law firm.

In addition, the Company derecognized $32,540 in production advances from two production companies that were made in 2006 as the existence and whereabouts of these companies are unknown.

Expenses

The overall analysis of the expenses is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2013	2012	2011

Consulting expenses	$40,000	$52,500	$165,000
Professional fees	33,030	56,395	40,410
Shareholders information	18,834	18,652	20,428
Office and general	11,289	16,325	15,786
Financing costs	23,873	16,095	-
Bank charges and interest	1,095	860	710
Foreign exchange loss	33	312	8,220
	$128,154	$161,139	$250,554

Consulting Expenses

Consulting fees include $25,000 of fees earned by the Chief Executive Officer for various consulting services rendered in the year ended June 30, 2013 (2012 - $30,000, 2011 - $30,000) .

Consulting fees also include $15,000 earned by the Chief Financial Officer for services rendered during the year ended June 30, 2013 (2012 - $22,500; 2011 - $15,000). .

During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc. were forgiven. No such were fees were forgiven in the years ended June 30, 2012 or June 30, 2011.  Consulting fees also include $nil (2012 - $nil; 2011- $120,000) for various consulting services rendered during the year by Mad Hatter Investments Inc.

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Professional Fees

Professional fees in the twelve months ended June 30, 2013 were comprised of legal fees of $18,030 and audit fees of $15,000. Legal fees related primarily to the change in control of the Company and additional debt financing of the Company on March 22, 2013 as well as to the review of the Company’s various public filings and general corporate matters.  Legal fees in the year ended June 30, 2013 included $17,078 paid to a law firm affiliated with the Chief Executive Officer for legal services.

Professional fees in the twelve months ended June 30, 2012 were comprised of legal fees of $37,395 and audit and related fees of $19,000.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.  Legal fees in 2012 include $15,754 paid to a law firm affiliated with the Chief Executive Officer for legal services.

Professional fees in the twelve months ended June 30, 2011 were comprised of legal fees of $21,910 and audit fees of $18,500.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.  Legal fees in the year ended June 30, 2011 included $17,594 paid to a law firm affiliated with the Chief Executive Officer for legal services.

Shareholder Information

Shareholder information costs for the twelve months ended June 30, 2013 comprised of annual general meeting fees of $714, transfer agent fees of $10,204 and regulatory and related filing fees of $7,916.

Shareholder information costs for the twelve months ended June 30, 2012 comprised of annual general meeting fees of $4,680, transfer agent fees of $4,990 and regulatory and related filing fees of $8,982.

Shareholder information costs in the twelve months ended June 30, 2011 comprised of annual general meeting fees of $9,442, transfer agent fees of $5,070 and regulatory and related filing fees of $5,916.

Office and General

These costs include primarily insurance and other various small office expenses not categorized elsewhere in the financial statements.

Insurance costs for the twelve months ended June 30, 2013 of $10,151 (2012 - $15,120, 2011 - $14,400) relate to a directors and officers insurance policy entered into during the first quarter of fiscal 2007 for a twelve month period of time.  It has been renewed every year since that time.

Financing costs

During the year ended June 30, 2013, the Company incurred financing costs of $23,873 (2012 - $16,095, 2011 - $nil).  Financing costs comprised of interest expense on the convertible notes payable entered into in July and November 2011 as well as interest expense accrued on the loans from Difference Capital.   Due to the conversion features of the notes, a portion of the debt is classified as debt and a portion as equity.  The difference between the face amount of the debt and the amount recorded as a liability is accreted on a straight line basis over the term of the debt.  The amount of accretion on the debt charged to financing costs for the year ended June 30, 2013 was $8,566 (2012 - $16,095; 2011 - $nil).  These notes and all accrued interest were repaid in connection with the change of control of the Company and additional debt financing of the Company in March 2013.

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Interest Expense and Bank Charges

The Company incurred bank charges and interest of $1,095 (2012 - $860; 2011 - $710) for various day to day banking services.

Foreign Exchange Loss

Exchange losses for the years ended June 30, 2013, 2012 and 2011 relate entirely to the translation of US dollar balances and transactions into Canadian dollars at the relevant measurement date compared to the prior year’s measurement date as the Canadian dollar strengthened against the US dollar.

Liquidity and Capital Resources

Working Capital

As at June 30, 2013, the Company had a net working capital deficit of $232,171 compared to a working capital deficit position of $208,191 as at June 30, 2012.  Cash on hand as at June 30, 2013 was $20 compared to $13,771 in cash as at June 30, 2012.

The working capital position has declined by approximately $24,000 on a year over year basis due to the financing of the operating loss of the business in the twelve months ended June 30, 2013.

With the continued backing of the Company’s largest shareholder, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Key Contractual Obligations

These are no key contractual obligations as at June 30, 2013.

Off Balance Sheet Arrangements

As at June 30, 2013 and 2012, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the year ended June 30, 2013 and balances as at that date, not disclosed elsewhere in the financial statements are:

(a)	Consulting fees include $25,000 (2012 - $30,000; 2011 - $30,000) of fees earned by the Chief Executive Officer for various consulting services rendered in the year ended June 30, 2013.

(b)	Consulting fees also include $15,000 (2012 - $22,500; 2011 - $15,000) paid to the Chief Financial Officer for services rendered during the period.

(c)
During the year ended June 30, 2013, consulting fees of $60,000 owed to the former largest shareholder, Mad Hatter Investments Inc. were forgiven.  No such were fees were incurred in the year ended June 30, 2012 (2011 - $120,000).

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(d)	Legal fees include $17,078 (2012 - $15,754; 2011 - $17,594) paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the year ended June 30, 2013.

(e)	On December 19, 2012, the Company received funding from its largest shareholder, Difference Capital, in the amount of $50,000, as further described in Note 9 of the consolidated financial statements.

(f)	On March 22, 2013, the Company received funding from its largest shareholder, Difference Capital, in the amount of $150,000, as further described in Note 9 of the consolidated financial statements.

(g)
On September 17, 2012, the Company received funding from the Billidan Family Trust, a related party to the Company’s former largest shareholder, Mad Hatter Investments Inc., in the amount of $25,000, as further described in Note 9 of the consolidated financial statements.

(h)
Legal fees of $15,929 owed to an unrelated law firm for legal services provided to the Company, were paid by the Company’s largest shareholder, Difference Capital, who then forgave the debt owing to it by the Company.

Financial and Derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at June 30, 2013.

Credit risk is minimized as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognized rating agency.

The carrying value of cash, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term maturities of these instruments.

The Company never entered into and did not have at the end of the years’ ended June 30, 2013 and 2012, any foreign currency hedge contracts.

Critical Accounting Estimates

The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).  The significant accounting policies used by the Company are the same as those disclosed in Note 2 to the Consolidated Financial Statements for the year ended June 30, 2013.  Certain accounting policies require that management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

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Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

The Company currently has very little cash.  Its significant debts are with its largest shareholder, Difference Capital Financial Inc. The Company is relying on its largest shareholder for continued financial support if necessary. The Company and its largest shareholder have taken an active approach to examining business opportunities within and outside of the entertainment industry that could enhance shareholder returns.

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com.

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